                         February 25, 2011

CONFIDENTIAL

Mr. John P. Lucas, Staff Attorney
Ms. Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NGAS Resources, Inc.
Responses to the Staff’s Comments on the Form PREM14A
Filed on January 31, 2011, File No. 0-12185

Dear Mr. Lucas and Ms. Parker:

On behalf of our client, NGAS Resources, Inc., a company existing under the laws of British Columbia (the “Company”), we hereby submit the Company's response to the Staff's comment letter dated February 23, 2011.  The Company is currently in the process of updating its financial statements as well, and will be filing an Annual Report on Form 10-K for the year ended December 31, 2010 by Tuesday, March 1, 2011.  Pursuant to our discussion, given the timing of the Company's special meeting and the potential federal government shutdown, we would appreciate your expeditious review of this response letter and the attached Exhibit A.  The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter.  For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Material United States Federal Income Tax Consequences of the Arrangement, page 77

1.
We note your disclosure that this section contains a “summary” of the material tax consequences to U.S. holders.  Please revise your disclosure throughout the document to remove any suggestion that your tax discussion is merely a “summary,” is of a “general nature,” or otherwise does not contain all information material to investors regarding the tax consequences of the arrangement.

Securities and Exchange Commission
February 25, 2011

In response to the Staff's comment, the Company has removed all suggestions that the material tax consequences to U.S. holders disclosure is a "summary," is of a "general nature," or otherwise does not contain all information material to investors regarding the tax consequences of the arrangement.  Please see Exhibit A, attached.

2.
We note your disclosure here and at pages 5 and 18 that the arrangement “may qualify” as a tax-free reorganization for U.S. federal income tax purposes.  As it appears that you have not obtained, and do not intend to obtain, an opinion of counsel with respect to this material tax consequence, you should revise your disclosure to assume that the transaction will be taxable to U.S. holders.

In response to the Staff's comment, the Company has revised the disclosure on pages 5, 18 and 77. Please see Exhibit A, attached.

*          *          *

The Company acknowledges the following in regards to the filing:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Securities and Exchange Commission
February 25, 2011

We appreciate the time and attention you have given to these matters.  Please direct any further questions regarding this response letter to the undersigned by phone at (650) 470-4522 or via e-mail at Thomas.Ivey@skadden.com.

Very truly yours,

/s/Thomas J. Ivey

Thomas J. Ivey, Esq.

Enclosure

cc:	William S. Daugherty, President and Chief Executive Officer
Michael Windisch, Chief Financial Officer
Moshe Kushman, Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission
February 25, 2011

Exhibit A – Proposed Disclosure

1.  The disclosure on page 5 of the Company's PREM14A shall be revised as set forth below:

" Q:         Is the transaction expected to be taxable to NGAS Resources shareholders?

A:           ~~For~~Because neither NGAS Resources nor Magnum Hunter has requested, or intends to request, a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization, no assurance can be given whether the arrangement qualifies as a reorganization and this discussion is written on the basis that the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders (as defined under “Material United States Federal Income Tax Consequences of the Arrangement” beginning on page 77 of this proxy statement) of their shares of NGAS Resources' common stock in exchange for shares of Magnum Hunter common stock.  Provided that the arrangement is treated, for United States federal income tax purposes as a taxable sale by U.S. Holders of their shares of NGAS Resources' common stock in exchange for shares of Magnum Hunter common stock, U.S. Holders will, subject to the "passive foreign investment company" rules (as described further herein), generally recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the shares of Magnum Hunter common stock received in the arrangement and the adjusted tax basis of NGAS Resources' common stock exchanged for those shares.

However, for U.S. Holders the exchange of shares of NGAS Resources common stock for shares of Magnum Hunter common stock pursuant to the arrangement may qualify, for United States federal income tax purposes, as a tax-free “reorganization” within the meaning of section 368 of the Internal Revenue Code of 1986, as amended. ~~Alternatively,~~Since no assurances can be given as to whether the arrangement ~~would generally be taxable to U.S. Holders if (1) the arrangement fails to qualify as a reorganization because, among other things, dissenters rights are exercised or (2) Magnum Hunter’s post-arrangement restructuring is integrated with the arrangement. Neither NGAS Resources nor Magnum Hunter has requested, or intends to request a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization or whether its post-arrangement activities will be integrated with the arrangement. Accordingly, shareholders~~will be treated as a taxable sale on the effective date, U.S. Holders (particularly those in a loss position) are urged to consult their tax advisors ~~as to whether the arrangement will qualify as a reorganization on the effective date.~~regarding the tax consequences of the arrangement to them in their particular circumstances.

If the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. Holders will generally recognize gain (but not loss) with respect to their NGAS Resources common stock. If, however, the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is not integrated with the arrangement, no gain or loss will be recognized by U.S. Holders as a result of the receipt of Magnum Hunter common stock at the effective time in

Securities and Exchange Commission
February 25, 2011

exchange for NGAS Resources common stock pursuant to the arrangement. ~~If, however, the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. Holders will generally recognize gain (but not loss) with respect to their NGAS Resources common stock.~~ Each U.S. Holder is advised to consult its tax advisor regarding the possible tax consequences of the arrangement if Magnum Hunter undertakes post-arrangement restructuring activity that would be integrated with the arrangement.
 ~~If the arrangement fails to qualify as a reorganization, the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders of their shares of NGAS Resources’ common stock in exchange for shares of Magnum Hunter common stock. As a result, U.S. Holders will, subject to the “passive foreign investment company” rules (as described further herein), generally recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the shares of Magnum Hunter common stock received in the arrangement and the adjusted tax basis of NGAS Resources’ common stock exchanged for those shares.~~

A Canadian resident shareholder who exchanges NGAS Resources shares for Magnum Hunter shares under the arrangement will generally be considered to have disposed of such NGAS Resources shares for proceeds of disposition equal to the fair market value at the effective time of the arrangement of the Magnum Hunter shares acquired by such Canadian resident shareholder on the exchange, and generally will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost basis to the resident shareholder of such NGAS Resources shares.

~~This summary does not discuss all aspects of United States or Canadian federal income taxation which may be important to particular shareholders in light of their individual investment circumstances. Accordingly, shareholders~~Shareholders are urged to consult their tax advisor regarding the tax consequences of the arrangement based on their particular circumstances. See “Material United States Federal Income Tax Consequences of the Arrangement” and “Material Canadian Federal Income Tax Consequences of the Arrangement” beginning on pages 77 and 80 of this proxy statement, respectively."

2.  The disclosure on page 18 of the Company's PREM14A shall be revised as set forth below:

"Material United States Federal Income Tax Consequences of the Arrangement (See Page 77).

           Because neither NGAS Resources nor Magnum Hunter has requested, or intends to request a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization, no assurance can be given whether the arrangement qualifies as a reorganization and this discussion is written on the basis that the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders of their shares of NGAS Resources' common stock in exchange for shares of Magnum Hunter common stock.  The exchange of shares of NGAS Resources common stock for

Securities and Exchange Commission
February 25, 2011

shares of Magnum Hunter common stock pursuant to the arrangement may qualify, for United States federal income tax purposes, as a tax-free “reorganization” within the meaning of section 368 of the Internal Revenue Code of 1986, as amended. The arrangement could fail to qualify as a reorganization if, among other things, dissenters rights are exercised. ~~Also, the United States federal income tax consequences of a reorganization depend on whether Magnum Hunter’s post-reorganization transactions are integrated with the arrangement. Neither NGAS Resources nor Magnum Hunter has requested, or intends to request a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization or whether any post-reorganization transaction will be integrated with the arrangement. Accordingly, U.S. Holders, as defined under “~~  Since no assurances can be given as to whether the arrangement will be treated as a taxable sale on the effective date, U.S. Holders (particularly those in a loss position), as defined under "Material United States Federal Income Tax Consequences~~”~~" beginning on page 77 of this proxy statement, are urged to consult their tax advisors ~~as to whether~~regarding the tax consequences of the arrangement ~~will qualify as a reorganization on the effective date.~~to them in their particular circumstances.

           U.S. Holders.  ~~If the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is not integrated with the arrangement, no gain or loss will be recognized by U.S. Holders as a result of the receipt of Magnum Hunter common stock at the effective time in exchange for NGAS Resources common stock pursuant to the arrangement. If, however, the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. Holders will generally recognize gain (but not loss) with respect to its NGAS Resources common stock. Each U.S. Holder is advised to consult its tax advisor regarding the possible tax consequences of the arrangement and Magnum Hunter’s post-arrangement restructuring activity. If the arrangement fails to qualify as a reorganization, the arrangement will be~~Provided that the arrangement is treated, for United States federal income tax purposes as a taxable sale by U.S. Holders of their shares of NGAS Resources~~’~~' common stock in exchange for shares of Magnum Hunter common stock~~. As a result~~, U.S. Holders will, subject to the ~~“~~"passive foreign investment company~~”~~" rules (as described further herein), generally recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the shares of Magnum Hunter common stock received in the arrangement and the adjusted tax basis of NGAS Resources~~’~~' common stock exchanged for those shares. If the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. Holders will generally recognize gain (but not loss) with respect to its NGAS Resources common stock. If, however, the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is not integrated with the arrangement, no gain or loss will be recognized by U.S. Holders as a result of the receipt of Magnum Hunter common stock at the effective time in exchange for NGAS Resources common stock pursuant to the arrangement. Each U.S. Holder is advised to consult its tax advisor regarding the possible tax consequences of the arrangement and Magnum Hunter’s post-arrangement restructuring activity.

           Non-U.S. Holders.  Non-U.S. Holders (as defined under “Material United States Federal Income Tax Consequences” beginning on page 77 of this proxy statement) should not generally

Securities and Exchange Commission
February 25, 2011

be subject to United States federal income tax in respect of the receipt of Magnum Hunter common stock at the effective time in exchange for our common stock pursuant to the arrangement. However, Non-U.S. Holders may be subject to tax consequences in other jurisdictions. Canadian resident shareholders should review “Material Canadian Federal Income Tax Consequences of the Arrangement” beginning on page 80 of this proxy statement.

           ~~This summary does not discuss all aspects of United States federal income taxation which may be important to particular shareholder in light of their individual investment circumstances. Accordingly, shareholders~~Shareholders are urged to consult their tax advisor regarding the tax consequences of the arrangement to their particular circumstances. See “Material United States Federal Income Tax Consequences” beginning on page 77 of this proxy statement."

3.  The disclosure on page 77 of the Company's PREM14A shall be revised as set forth below:

"Material United States Federal Income Tax Consequences of the Arrangement.

           The following is a ~~summary~~discussion of the material United States federal income tax consequences of the exchange of NGAS Resources common stock for Magnum Hunter common stock in the arrangement and the ownership of Magnum Hunter common stock. This ~~summary~~discussion is based upon United States federal income tax law in effect on the date hereof, which is subject to change or different interpretations, possibly with retroactive effect. This ~~summary~~discussion does not ~~discuss~~describe all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, partnerships and their partners, expatriates, and tax-exempt organizations (including private foundations)), dissenters, shareholders who received NGAS Resources’ common stock in exchange for debt, pursuant to the exercise of employee stock options or otherwise as compensation, shareholders who own (actually or constructively) 10% or more of the voting power of NGAS Resources’ common stock, or ~~to~~ shareholders that hold NGAS Resources’ common stock or will hold Magnum Hunter common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those ~~summarized~~discussed below. This ~~summary~~discussion only applies to persons who hold NGAS Resources’ common stock and will hold Magnum Hunter common stock as capital assets (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. This ~~summary~~discussion does not ~~discuss~~describe any (i) United States federal income tax considerations to “Non-U.S. Holders” (as defined below) that (A) are engaged in a the conduct of a United States trade or business, (B) are nonresident alien individuals who are present in the United States for 183 or more days during the taxable year, (C) are corporations which operate through a United States branch, or (D) own actually or constructively more than 5% of our common stock or that will own actually or constructively more than 5% of Magnum Hunter common stock after the arrangement or (ii) state, local, or non-United States tax considerations. Stockholders are urged to consult their tax advisors regarding the United States federal, state or local tax considerations of the arrangement.

Securities and Exchange Commission
February 25, 2011

           For purposes of this ~~summary~~discussion, a “United States person” is a beneficial owner of NGAS Resources common stock who is, for United States federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) a corporation created in, or organized under the laws of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that otherwise elected to be treated as a United States person under applicable United States Treasury regulations. For purposes of this ~~summary~~discussion, holders of our common stock that are United States persons are “U.S. Holders” and holders of our common stock that are not United States persons are “Non-U.S. Holders.”

           If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of NGAS Resources’ common stock, the tax treatment of a partner in such partnership will ~~generally~~ depend upon the status of the partner and the activities of the partnership. Shareholders who are partners of a partnership holding NGAS Resources’ common stock are urged to consult their tax advisors regarding the tax consequences of the arrangement.

U.S. Holders.

           Consequences of the Arrangement.  Because neither NGAS Resources nor Magnum Hunter has requested, or intends to request, a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization, no assurance can be given whether the arrangement qualifies as a reorganization and this discussion is written on the basis that the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders of their shares of NGAS Resources' common stock in exchange for shares of Magnum Hunter common stock.  The exchange of shares of NGAS Resources common stock for shares of Magnum Hunter common stock pursuant to the arrangement may qualify, for United States federal income tax purposes, as a tax-free “reorganization” within the meaning of section 368 of the Internal Revenue Code of 1986, as amended. ~~Alternatively, the arrangement would generally be taxable to U.S. Holders if (1) the arrangement fails to qualify as a reorganization because among other things, dissenters’ rights are exercised or (2) Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement. Neither NGAS Resources nor Magnum Hunter has requested, or intends to request a ruling from the Internal Revenue Service or an opinion of counsel with respect to whether the arrangement will qualify as a reorganization or whether Magnum Hunter’s post-arrangement restructuring will be integrated with the arrangement. Accordingly, U.S. Holders~~Since no assurances can be given as to whether the arrangement will be treated as a taxable sale on the effective date, U.S. Holders (particularly those in a loss position) are urged to consult their tax advisors ~~as to whether~~regarding the tax consequences of the arrangement ~~will qualify as a reorganization on the effective date.~~to them in their particular circumstances.

Securities and Exchange Commission
February 25, 2011

           If the Arrangement Fails to Qualify as a Reorganization.  If the arrangement fails to qualify as a reorganization, the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders of their shares of NGAS Resources common stock in exchange for shares of Magnum Hunter common stock. As a result, U.S. Holders will recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the shares of Magnum Hunter common stock received in the arrangement and the adjusted tax basis of NGAS Resources common stock exchanged for those shares. Subject to the “passive foreign investment company” rules described below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided that at the time of completion of the arrangement, the shares of NGAS Resources common stock surrendered by U.S. Holders were held for more than one year. Gain or loss must be determined separately for blocks of NGAS Resources common stock acquired at different times or at different prices. Any such gain or loss will be treated as United States source income. The deductibility of a capital loss may be subject to limitations.

If the Arrangement Qualifies as a Reorganization.  If the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. holders will recognize gain (but not loss) with respect to its NGAS Resources common stock. If the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is not integrated with the arrangement, no gain or loss will be recognized by U.S. Holders as a result of the receipt of Magnum Hunter common stock at the effective time in exchange for NGAS Resources common stock pursuant to the arrangement. The aggregate tax basis of Magnum Hunter common stock received in the arrangement will equal the aggregate tax basis of NGAS Resources common stock surrendered in the arrangement. The holding period for Magnum Hunter common stock received in exchange for NGAS Resources common stock pursuant to the arrangement will include the period during which NGAS Resources common stock was held. ~~If, however, the arrangement qualifies as a reorganization and Magnum Hunter’s post-arrangement restructuring activity is integrated with the arrangement, U.S. holders will generally recognize gain (but not loss) with respect to its NGAS Resources common stock.~~ Each U.S. holder is advised to consult its tax advisor regarding the possible tax consequences of the arrangement if Magnum Hunter undertakes post-arrangement restructuring activity that would be integrated with the arrangement.

 ~~If the Arrangement Fails to Qualify as a Reorganization.  If the arrangement fails to qualify as a reorganization, the arrangement will be treated, for United States federal income tax purposes, as a taxable sale by U.S. Holders of their shares of NGAS Resources common stock in exchange for shares of Magnum Hunter common stock. As a result, U.S. Holders will generally recognize capital gain or loss in an amount equal to the difference, if any, between the fair market value of the shares of Magnum Hunter common stock received in the arrangement and the adjusted tax basis of NGAS Resources common stock exchanged for those shares. Subject to the “passive foreign investment company” rules described below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss provided that at the time of completion of the arrangement, the shares of NGAS Resources common stock surrendered by U.S. Holders were~~

Securities and Exchange Commission
February 25, 2011

~~held for more than one year. Gain or loss must be determined separately for blocks of NGAS Resources common stock acquired at different times or at different prices. Any such gain or loss will generally be treated as United States source income. The deductibility of a capital loss may be subject to limitations.~~

Passive Foreign Investment Company Considerations.  A non-United States corporation, such as NGAS Resources, will be classified as a “passive foreign investment company”, which is referred to in this proxy statement as PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (such as certain dividends, interest or royalties) or (ii) 50% or more of the value of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and unbooked intangibles associated with active business activities may generally be classified as non-passive assets. NGAS Resources will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually, there can be no assurance that NGAS Resources has not been a PFIC for any taxable period during which a U.S. Holder has held NGAS Resources common stock."